The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated September 4, 2008

PROSPECTUS SUPPLEMENT

(To prospectus dated September 4, 2008)

Filed pursuant to Rule 424(b)(5)

SEC File No. 333-132434

$450,000,000

    % Convertible Senior Notes due 2013

Interest payable April 15 and October 15

We are offering $450,000,000 principal amount of our     % Convertible Senior Notes due 2013. The notes will bear interest at a rate of     % per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2009. The notes will mature on October 15, 2013.

Holders may convert their notes at their option prior to the close of business on the business day immediately preceding July 15, 2013 only under the following circumstances: (1) during any fiscal quarter commencing after December 27, 2008, if the last reported sale price of the Class A common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate events. On and after July 15, 2013 until the close of business on the second business day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will deliver cash up to the aggregate principal amount of the notes to be converted and shares of our Class A common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted.

The conversion rate will initially be             shares of Class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $             per share of Class A common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances.

We may not redeem the notes prior to the maturity date of the notes.

The notes will be our senior unsecured obligations and will rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness incurred by our subsidiaries.

The notes will not be listed on any securities exchange. Our Class A common stock is listed on the New York Stock Exchange under the symbol”TSN.” The last reported sale price of our Class A common stock on the New York Stock Exchange on September 3, 2008 was $15.18 per share.

Concurrently with this offering, we are offering up to 20,000,000 shares of our Class A common stock (or a total of 23,000,000 if the underwriters therefor exercise their over-allotment option to purchase additional shares in full) pursuant to a separate prospectus supplement. An entity controlled by Mr. Don Tyson, our director and former Chairman, has indicated that it intends to purchase 3,000,000 shares of Class A common stock in the Class A common stock offering. This notes offering is not contingent upon the Class A common stock offering, and the Class A common stock offering is not contingent upon this notes offering.

Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement and the “Risk Factors” section beginning on page 7 of our Annual Report on Form 10-K for the fiscal year ended September 29, 2007, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per Note	Total

Public offering price (1)	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	Plus accrued interest from September , 2008, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional $67,500,000 principal amount of notes at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within the 13-day period beginning on the date the notes are issued. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             million, and our total proceeds, before expenses, will be $             million.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about September     , 2008.

Joint Book-Running Managers

J.P. Morgan	Merrill Lynch & Co.

The date of this prospectus supplement is September     , 2008.

Prospectus supplement

Prospectus

Where you can find more information	2

Incorporation of certain documents by reference	2

Forward-looking statements	3

Legal matters	4

Experts	4

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, the notes and other information you should know before investing. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page 2 of the accompanying prospectus before investing in the notes.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or which we or the underwriters provide to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, in this prospectus supplement the words “the Company,” “Tyson,” “we,” “us,” and “our” refer to Tyson Foods, Inc. and not to any of its subsidiaries.

i

Summary

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in the notes. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors,” documents incorporated by reference in this prospectus supplement and the accompanying prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Our company

Founded in 1935, we are the world’s largest meat protein company and the second-largest food production company in the Fortune 500 with one of the most recognized brand names in the food industry. We produce, distribute and market chicken, beef, pork, prepared foods and related allied products. Our operations are conducted in four segments: Chicken, Beef, Pork and Prepared Foods. Some of the key factors influencing our business are customer demand for our products, the ability to maintain and grow relationships with customers and introduce new and innovative products to the marketplace, accessibility of international markets, market prices for our products, the cost of live cattle and hogs, raw materials and grain, and operating efficiencies of our facilities.

We operate a fully vertically integrated poultry production process. Our integrated operations consist of breeding stock, contract growers, feed production, processing, further-processing, marketing and transportation of chicken and related allied products, including animal and pet food ingredients. Through our wholly-owned subsidiary, Cobb-Vantress, Inc., we are the number one poultry breeding stock supplier in the world, supplying Tyson as well as a number of other poultry production companies. Investing in breeding stock research and development allows us to breed into our flocks the natural characteristics found to be most desirable.

We also process live fed cattle and hogs and fabricate dressed beef and pork carcasses into primal and sub-primal meat cuts, case ready beef and pork and fully-cooked meats. In addition, we derive value from allied products such as hides and variety meats sold to further processors and others.

We produce a wide range of fresh, value-added, frozen and refrigerated food products. Our products are marketed and sold primarily by our sales staff to national and regional grocery retailers, regional grocery wholesalers, meat distributors, warehouse club stores, military commissaries, industrial food processing companies, national and regional chain restaurants or their distributors, international export companies and domestic distributors who serve restaurants, foodservice operations such as plant and school cafeterias, convenience stores, hospitals and other vendors. Additionally, sales to the military and a portion of sales to international markets are made through independent brokers and trading companies.

Competitive strengths

We believe our competitive strengths will enable us to expand our position as a global leader in the protein sector.

Scale and leading market positions across the chicken, beef and pork industries.    We are the largest producer and marketer of chicken, beef and pork. By volume in the United States, as of June 28, 2008, we held the #2 position in poultry, the #2 position in beef and the #2 position in pork. Global protein demand is strong, and we believe it will continue to expand consistent with rising standards of living and a growing middle class in highly populated areas around the world. As the world’s leading protein provider, we are well-positioned to serve this growing demand.

Diversified business model.    Our business model is diversified across three proteins, all major distribution channels, various types of products and geographies of production and distribution. Our diversification can help reduce the impact from volatility in market fundamentals affecting specific segment performance in each protein. We also understand consumer needs and trends and are able to provide them the products they desire, from the most basic protein to fully-prepared meals, whether eaten at home or away from home.

•

Retail—The Tyson™ brand is one of the most recognized brands in the United States retail channel, and our products can be found in major grocery chains, wholesale club stores, convenience stores, drugstore chains and military commissaries.

•

Foodservice—We are a leading protein provider to major national chains, including quick service restaurants and casual, mid-scale and fine dining establishments. We also supply broadline distributors and on-site foodservice venues, including hospitals and school cafeterias.

•

Products—We are a value-added food company with a commodity base; therefore, we manufacture products ranging from commodity boxed beef and pork and bulk-pack chicken to highly customized specialty foods. Tyson is a leading supplier of pizza crusts as well as pepperoni, sausage and beef toppings to national pizza chains and retail frozen pizza manufacturers. We are a leader in soups, sauces and side dishes for the foodservice industry, and we are one of the largest tortilla manufacturers in the United States.

In addition to the Tyson™ brand, we have several other strong brands for our bacon and deli meats businesses including Wright™, Wilson™, Russer™ and Corn King™. We also manufacture products for our leading customers’ in-house, or private label, brands.

•	Geographical—We export protein to more than 80 countries and have in-country operations in the United States, Mexico, China, Argentina, Brazil and India, among others.

Culture of product innovation.    We have a long history of developing and marketing products that appeal to customers and consumers’ demand for delicious, healthful and convenient food. This strength derives from proprietary consumer insights complemented by our customers and our own culinary and food manufacturing expertise. Our extensive Research & Development capabilities enable us to create food products which possess the flavor profiles, nutritional characteristics and ease of preparation attributes that our customers and consumers desire.

Senior executive officers with significant experience in the protein industry.    We have one of the most experienced senior management teams in the protein industry. Our senior executive officers’ experience in the protein industry has spanned disparate product and market cycles and regulatory regimes.

The Tyson strategy

Our primary objectives are to capitalize on current market conditions and build on our competitive strengths to enhance our position as a global leader.

Growth through innovation and insight.    Tyson led the move to add value to chicken in the 1970s and 1980s. We are building on this history through further investment in assets and activities with the goals of helping our customers grow their businesses and increasing our revenue.

In February 2007, we opened the Tyson Discovery Center, a state-of-the-art product development facility that enhances our ability to partner with our foodservice and retail customers. With 19 test kitchens, sensory panel and focus group areas, a packaging lab and a pilot plant USDA certified for chicken, beef and pork, the Discovery Center has greatly improved our speed-to-market as well as customer collaboration. Located at our world headquarters in Springdale, Arkansas, the Discovery Center is often a destination for leaders of major retail and foodservice operations, who see first hand the benefits of our facilities and the value Tyson can bring to their businesses.

International growth through exports and in-country production.    Our global distribution network and international infrastructure have enabled us to develop extensive local market knowledge and have helped facilitate new strategic investments. In February 2008, we announced the formation of a joint venture with Jiangsu Jinghai Poultry Industry Group to grow and process chicken to serve eastern China. In June 2008, we announced the purchase of a 51% stake in Godrej Foods, Ltd., a leading agribusiness enterprise in India. In July 2008, we signed an agreement to acquire a controlling stake in Shandong Xinchang Group, a Chinese poultry producer. We are currently pursuing opportunities for further global expansion.

Growth in new markets through renewable products.    The primary platform for our renewable products initiative is energy. Through Dynamic Fuels LLC, a 50/50 joint venture with Syntroleum Corp., we plan to turn inedible fats, greases and oils into synthetic renewable diesel. We also have an alliance with ConocoPhillips in which we supply high-grade animal fats which are converted into renewable diesel. In other platforms, we have the potential to derive value through the development and manufacturing of pet products, nutraceuticals such as collagen and protein supplements and biotech applications including health and beauty products and super absorbent materials.

Improved profitability through efficiencies.    During our 2006 fiscal year, we implemented programs to improve profitability by reducing costs and streamlining processes throughout our business, with a particular focus on the beef and pork businesses. We estimate these initiatives have resulted in cost savings of more than $250 million in fiscal 2007. Based on these and other proactive steps taken by management, we believe our operating margins in our beef and pork businesses are currently among the best in the industry, and we are now working on further streamlining our chicken segment operations.

Recent developments

We are currently negotiating an amendment to our Amended and Restated Five-Year Revolving Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, the administrative agent, and the other lenders party to the Credit Agreement. The amendment is expected to modify certain covenants of the Credit Agreement to, among other things, provide for the upcoming sale of our Canadian beef processing operations and the offerings described in this prospectus supplement. We have agreed to include as part of the Credit Agreement amendment the requirement that certain of our material subsidiaries provide guarantees and that Tyson and such subsidiaries pledge certain of their assets to secure our performance under the Credit Agreement. At present, our obligations under the Credit Agreement are guaranteed by Tyson Fresh Meats, Inc., our largest subsidiary, but are not otherwise guaranteed or secured. We expect the amendment to be finalized prior to the end of the current fiscal year.

As of September 3, 2008, Standard & Poor’s Rating Services (“S&P”) assigned to us a corporate family rating of “BBB—” (and on CreditWatch with negative implications), and Moody’s Investors Service (“Moody’s”) assigned to us a corporate family rating of “Ba1” (and under review for downgrade). There can be no assurance as to the actions that may be taken by S&P or Moody’s (or any other ratings agency), the timing of any such actions or the ratings which are assigned to us by such agencies.

Corporate Information

Tyson Foods, Inc. commenced business in 1935, was incorporated in Arkansas in 1947, and was reincorporated in Delaware in 1986.

Our principal executive offices are located at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Our telephone number is (479) 290-4000. Our website is www.tyson.com. Information on our website is not part of this prospectus supplement.

The offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read this prospectus supplement and the accompanying prospectus before making an investment in the notes. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes. As used in this section, “we,” “our,” “us,” the “Company” and “TSN” refers to Tyson Foods, Inc. and not to any of its consolidated subsidiaries.

Issuer	Tyson Foods, Inc., a Delaware corporation

Securities	$450,000,000 principal amount of % Convertible Senior Notes due 2013 (plus up to an additional $67,500,000 principal amount to cover over-allotments, if any)

Maturity	October 15, 2013, unless earlier repurchased or converted

Issue Price	100% plus accrued interest, if any, from September , 2008

Interest	% per year. Interest will accrue from September , 2008 and will be payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2009.

Conversion Rights	Holders may convert their notes prior to the close of business on the business day immediately preceding July 15, 2013, in multiples of $1,000 principal amount, at the option of the holder only under the following circumstances:

•

during any fiscal quarter commencing after December 27, 2008, if the last reported sale price of the Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day;

•

during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the “trading price” (as defined under “Description of the notes—Conversion rights—Conversion Upon Satisfaction of Trading Price Condition”) per $1,000 principal amount of notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate on each such day; or

•	upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

On and after July 15, 2013 until the close of business on the second business day immediately preceding the maturity date, holders may convert their notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The conversion rate for the notes is initially              shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $             per share of Class A common stock), subject to adjustment as described in this prospectus supplement.

Upon conversion, we will deliver cash up to the aggregate principal amount of the notes to be converted and shares of our Class A common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. See “Description of Notes—Conversion Rights—Payment Upon Conversion.”

In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of our Class A common stock, together with any cash payment for any fractional share, into which a note is convertible.

Fundamental Change	If we undergo a “fundamental change” (as defined in this prospectus supplement under “Description of Notes—Fundamental Change Permits Holders to Require us to Purchase Notes”), subject to certain conditions, you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

Ranking	The notes will be our senior unsecured obligations and will rank:

•	senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes;

•	equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated;

•	junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all existing and future indebtedness incurred by our subsidiaries.

As of June 28, 2008, our total consolidated indebtedness was $3,078 million, $913 million of which was indebtedness of our subsidiaries to which the notes would have ranked structurally junior.

The base indenture governing the notes, as supplemented by the supplemental indenture to be entered into in connection with this notes offering (which we refer to collectively as the “indenture”), does not limit the amount of debt that we or our subsidiaries may incur.

Use of Proceeds	We estimate that the proceeds from this offering will be approximately $ million ($ million if the underwriters exercise their option to purchase additional notes in full), after deducting fees and before estimated expenses.

We expect to use (i) a portion of the net proceeds for the cost of the convertible note hedge transactions described in “Convertible Note Hedge and Warrant Transactions” and (ii) any remaining proceeds, together with the net proceeds from the concurrent Class A common stock offering and sale of warrants described below, towards the repayment of our borrowings under our accounts receivable securitization and for other general corporate purposes. See “Use of Proceeds.”

We estimate that the cost of the convertible note hedge transactions will be approximately $             million and that the proceeds to be received from the sale of warrants will be approximately $             million. If the option granted to the underwriters to purchase additional notes is exercised, we will use a portion of the net proceeds from the sale of additional notes to increase the size of the convertible note hedge transactions. We will also sell additional warrants, which would result in additional proceeds to us. We expect to use any remaining proceeds, together with the proceeds from the sale of additional warrants, towards the repayment of our borrowings under our accounts receivable securitization and for other general corporate purposes. See “Convertible Note Hedge and Warrant Transactions.”

Book-entry Form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a Public Market for the Notes	The notes will be new securities and there is currently no established market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

NYSE Trading Symbol	Our Class A common stock is listed on the New York Stock Exchange under the symbol “TSN.”

Certain U.S. Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of the holding, disposition and conversion of the notes, and the holding and disposition of shares of our Class A common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain U.S. federal income tax considerations.”

Convertible Note Hedge and Warrant Transactions	In connection with this offering, we intend to enter into convertible note hedge transactions with counterparties, which are affiliates of the underwriters of the notes. These transactions are expected to reduce the potential dilution upon conversion of the notes. We also intend to enter into warrant transactions with the counterparties. The warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our Class A common stock exceeds the strike price of the warrants. We estimate that the cost of the convertible note hedge transactions will be approximately $ million and that the proceeds to be received from the sale of warrants will be approximately $ million. If the underwriters exercise their over-allotment option, we will use a portion of the net proceeds from the sale of the additional notes to increase the size of the convertible note hedge transactions and we will sell additional warrants.

In connection with establishing their initial hedge of these transactions, the counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to our Class A common stock. These activities could have the effect of increasing, or preventing a decline in, the price of our Class A common stock concurrently with or following the pricing of the notes.

In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Class A common stock or by selling or purchasing our Class A common stock in secondary market transactions following the pricing of the notes and are likely to do so during any observation period related to the conversion of the notes. These transactions could adversely affect the market price of our Class A common stock and of the notes, could have the effect of increasing or preventing a decline in the price of our Class A common stock and could, under certain circumstances, affect your ability to convert the notes.

Trustee, Paying Agent and Conversion Agent	The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank)).

Risk Factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes.

Concurrent Class A common stock offering

Concurrently, with this offering, we are offering up to 20,000,000 shares of our Class A common stock (or a total of 23,000,000 if the underwriters therefor exercise their over-allotment option to purchase additional shares in full) pursuant to a separate prospectus supplement. An entity controlled by Mr. Don Tyson, our director and former Chairman, has indicated that it intends to purchase 3,000,000 shares of Class A common stock in the Class A common stock offering.

This note offering is not contingent upon the Class A common stock offering, and the Class A common stock offering is not contingent upon this notes offering. We expect to raise approximately $             million in aggregate gross proceeds from the two offerings. However, amounts sold in each offering may increase or decrease based on market conditions relating to a particular security. We can not assure you that we will complete the concurrent Class A common stock offering. See “Concurrent Class A Common Stock Offering.”

Unless we specifically state otherwise, the information in this prospectus supplement assumes the completion of the Class A common stock offering and that the underwriters for the Class A common stock offering do not exercise their over-allotment option to purchase additional shares and that the underwriters for this notes offering do not exercise their over-allotment option to purchase additional notes.

Summary consolidated financial information

The following summary information is derived from the financial statements we have incorporated by reference into the accompanying prospectus. You should read it together with our historical consolidated financial statements and the related notes incorporated by reference into the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

	Nine months		Fiscal years
in millions, except per share data	June 28, 2008	June 30, 2007	2007	2006	2005

	(unaudited)

Summary of Operations
Sales	$19,661	$19,155	$25,729	$24,589	$24,801
Cost of sales	18,772	18,032	24,300	23,639	23,179

	889	1,123	1,429	950	1,622
Selling, general and administrative	660	610	814	930	920
Other charges	36	2	2	70	47

Operating income (loss)	193	511	613	(50)	655

Other (income) expense:
Interest income	(7)	(6)	(8)	(30)	(10)
Interest expense	159	176	232	268	237
Other, net	(24)	(11)	(21)	(20)	(13)

Income (loss) from continuing operations before income taxes	65	352	410	(268)	441
Income tax expense (benefit)	24	117	142	(94)	127

Income (loss) from continuing operations	41	235	268	(174)	314
Income (loss) from discontinued operation, net of tax	(3)	1	—	(17)	58

Income (loss) before cumulative effect of change in accounting principle	38	236	268	(191)	372
Cumulative effect of change in accounting principle, net of tax	—	—	—	(5)	—

Net income (loss)	$ 38	$ 236	$ 268	$ (196)	$ 372

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$ 0.12	$ 0.66	$ 0.75	$ (0.51)	$ 0.88
Income (loss) from discontinued operation	(0.01)	—	—	(0.05)	0.16
Cumulative effect of change in accounting principle	—	—	—	(0.02)	—
Net earnings (loss)	$ 0.11	$ 0.66	$ 0.75	$ (0.58)	$ 1.04

Balance Sheet Data
Total assets	$10,648	$10,316	$10,227	$11,121	$10,504
Total debt	3,078	2,977	2,779	3,979	2,995
Shareholders’ equity	4,775	4,683	4,731	4,440	4,671

Other Key Financial Measures
Depreciation and amortization	$ 374	$ 386	$ 514	$ 517	$ 501
Capital expenditures	330	164	285	531	571

Risk factors

Any investment in the notes and our Class A common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained herein or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 29, 2007, and in other documents that we subsequently filed with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our Class A common stock could decline, which could adversely affect your investment in the notes. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” in the accompanying prospectus.

Risks related to the notes

The notes are effectively subordinated to our secured debt and any liabilities of our subsidiaries.

The notes will rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to our existing and future liabilities that are not so subordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness incurred by our subsidiaries. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt ranking senior or equal in right of payment to the notes will be available to pay obligations on the notes only after the secured debt has been repaid in full from these assets. In addition, we have agreed to include as part of an amendment to our Credit Agreement the requirement that certain of our material subsidiaries provide guarantees and that Tyson and such subsidiaries pledge certain of their assets to secure our performance under the Credit Agreement. At present, our obligations under the Credit Agreement are guaranteed by Tyson Fresh Meats, Inc., our largest subsidiary, but are not otherwise guaranteed or secured. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit us from incurring additional senior debt or secured debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities.

As of June 28, 2008, we had approximately $3,078 million of total debt outstanding, on a consolidated basis, $913 million of which was indebtedness of our subsidiaries to which the notes would have ranked structurally junior.

The notes are obligations of Tyson Foods, Inc. only and our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries.

The notes are obligations exclusively of Tyson Foods, Inc. and are not guaranteed by any of our operating subsidiaries. A substantial portion of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock has experienced, and may continue to experience, significant volatility. Between January 1, 2007 and September 3, 2008, the trading price of our Class A common stock on the New York Stock Exchange has ranged from a low of $12.81 per share to a high of $24.32 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our Class A common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:

•	our operating and financial performance and prospects;

•	our ability to repay our debt;

•	investor perceptions of us and the industry and markets in which we operate;

•	our dividend policy;

•	future sales of equity or equity-related securities;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our Class A common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline because a decrease in the market price of our Class A common stock would likely adversely impact the trading price of the notes.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We will not be restricted under the terms of the base indenture governing the notes (the “base indenture”), as supplemented by the supplemental indenture (the “supplemental indenture”) to be entered into in connection with this notes offering (collectively, the “indenture”), from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture that could have the effect of diminishing our ability to make payments on the notes when due.

We may not have the ability to raise the funds necessary to settle conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change at 100% of their principal amount plus accrued and unpaid interest, as described under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes.” In addition, upon conversion of the notes, we will be required to make cash payments of up to $1,000 for each $1,000 in principal amount of notes converted as described in under “Description of Notes—Conversion Rights—Payment Upon Conversion.” However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of surrendered notes or settlement of converted notes. In addition, our ability to repurchase the notes or to pay cash upon conversions of the notes may be limited by law or by the agreements governing our future indebtedness. Our failure to repurchase surrendered notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under the agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

The conditional conversion conditions of the notes, if satisfied, may adversely affect our financial condition and operating results.

In the event the conditional conversion conditions of the notes are satisfied, holders of notes will be entitled to convert the notes at any time during specified periods at their option. See “Description of Notes—Conversion Rights.” If one or more holders elect to convert their notes, we would be required to settle any converted principal through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The conditional conversion feature of the notes could result in your receiving less than the value of our Class A common stock into which the notes would otherwise be convertible.

Prior to the close of business on the business day immediately preceding July 15, 2013, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the Class A common stock or the cash and Class A common stock into which the notes would otherwise be convertible.

The sale of our Class A common stock concurrently with this offering and future sales of shares of our Class A common stock may depress its market price.

We are selling shares of our Class A common stock concurrently with this offering and, in the future, we may sell additional shares of our Class A common stock to raise capital. Sales of substantial numbers of additional shares of Class A common stock, including shares of Class A common stock underlying the notes and shares issuable upon exercise of outstanding options, restricted stock units or warrants, as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt-to-equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our Class A common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our Class A common stock could also be affected by possible sales of our Class A common stock by investors who view the notes being offered in this offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our Class A common stock.

Holders of notes will not be entitled to any rights with respect to our Class A common stock, but will be subject to all changes made with respect to them to the extent our conversion obligation includes shares of our Class A common stock.

To the extent our conversion obligation includes shares of our Class A common stock, holders of notes will not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock) until the close of business on the last trading day of the observation period related to the conversion of such notes (if any), but holders of notes will be subject to all changes affecting our Class A common stock. For example, if an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the close of business on the last trading date of the observation period related to a holder’s conversion of its notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our Class A common stock.

Upon conversion of the notes, you may receive less valuable consideration than expected because the value of our Class A common stock may decline after you exercise your conversion right.

Under the notes, a converting holder will be exposed to fluctuations in the value of our Class A common stock during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation. Under the notes, the amount of consideration that you will receive upon conversion of your notes is in part determined by reference to the volume weighted average prices of our Class A common stock for each trading day in a 25 trading-day observation period. As described under “Description of Notes—Conversion Rights—Payment Upon Conversion,” this period means, for notes with a conversion date occurring on or after July 15, 2013, the 25 consecutive trading-day period beginning on, and including, the 27th scheduled trading day prior to the maturity date, and in all other instances, the 25 consecutive trading-day period beginning on, and including, the second scheduled trading day immediately following the relevant conversion date.

Accordingly, if the price of our Class A common stock decreases during this period, the amount of consideration you receive will be adversely affected. In addition, if the market price of our Class A common stock at the end of such period is below the average of the volume weighted average price of our Class A common stock during such period, the value of any shares of our Class A common stock that you will receive in satisfaction of our conversion obligation will be less than the value used to determine the number of shares you will receive.

The notes are not protected by restrictive covenants.

The indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Tyson Foods, Inc. except to the extent described under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes,” “Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change” and “Description of Notes—Consolidation, Merger and Sale of Assets.”

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a make-whole fundamental change occurs prior to maturity, under certain circumstances, we will increase the conversion rate by a number of additional shares of our Class A common stock for notes converted in connection with such make-whole fundamental change. The increase in the conversion rate will be determined based on the date on which the make-whole fundamental change becomes effective and the price paid per share of our Class A common stock in such transaction, as described below under “Description of Notes—Conversion Rights—Adjustments to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change.” The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our Class A common stock in the transaction is greater than $             per share or less than $             (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the conversion rate as a result of this adjustment exceed              per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate upon the occurrence of a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our Class A common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of Class A common stock for cash, that may adversely affect the trading price of the notes or the Class A common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes or to increase the conversion rate of the notes.

Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes and may have the right to convert your notes with an increased conversion rate. However, the definition of the term “fundamental change” is limited to only certain transactions or events and therefore the fundamental change provisions will not afford protection to holders of notes in the event of other transactions or events that do not constitute a fundamental change but that could nevertheless adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes or which would provide you with the right to convert your notes at an increased conversion rate. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes or to convert the notes with an increased conversion rate, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings or otherwise adversely affect the value of the notes.

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any interdealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters have no obligation to make a market in the notes and may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

Any adverse rating action with respect to the notes may cause their trading price to fall.

We do not intend to seek a rating on the notes. However, if a rating service were to rate the notes and if such rating service were to lower its rating on the notes below the rating initially assigned to the notes or otherwise announces its intention to put the notes on credit watch, the trading price of the notes could decline.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our Class A common stockholders, such as a cash dividend, you may be deemed to have received a distribution subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable distribution to you. If a make-whole fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change. Such increase may also be treated as a distribution subject to U.S. federal income tax. See “Certain U.S. federal income tax considerations.”

If you are a non-U.S. holder (as defined in “Certain U.S. federal income tax considerations”), any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be withheld from subsequent payments. Under the terms of the supplemental indenture, we are not obligated to pay you any additional amounts in respect of such withheld taxes. See “Certain U.S. federal income tax considerations.”

The convertible note hedge and warrant transactions may affect the value of the notes and our Class A common stock.

In connection with this offering, we intend to enter into convertible note hedge transactions with counterparties, which are affiliates of the underwriters of the notes. The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the notes. We intend to use a portion of the net proceeds from this offering and from the warrants that we expect to sell to the counterparties to pay the cost of the convertible note hedge transactions with the counterparties. We estimate that the cost of the convertible note hedge transactions will be approximately $             million and that the proceeds to be received from the sale of warrants will be approximately $             million. If the underwriters exercise their over-allotment option to purchase additional notes, we will use a portion of the net proceeds from the sale of the additional notes to increase the size of the convertible note hedge transactions and we will sell additional warrants. These transactions will be accounted for as an adjustment to our stockholders’ equity.

In connection with hedging these transactions, the counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to our Class A common stock. These activities could have the effect of increasing or preventing a decline in the value of our Class A common stock concurrently with or following the pricing of the notes.

In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Class A common stock or by selling or purchasing our Class A common stock in secondary market transactions following the pricing of the notes, which could adversely impact the price of our Class A common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our Class A common stock.

In particular, such hedging modifications may occur during any observation period for a conversion of notes, which may have a negative effect on the value of the consideration received upon conversion of those notes. In order to unwind their hedge positions with respect to those exercised options, the counterparties and/or their respective affiliates are likely to sell shares of our Class A common stock in secondary market transactions or unwind various derivative transactions with respect to our Class A common stock that are likely to result in counterparties to these transactions selling shares of our Class A common stock in secondary market transactions during the observation period for the converted notes.

The effect, if any, of any of these transactions and activities on the market price of our Class A common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of our Class A common stock and the value of the notes and, as a result, the number of shares, if any, and the value of the consideration that you will receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full). In addition, we estimate that the net proceeds from the concurrent Class A common stock offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full). The underwriters have agreed to reimburse certain of our offering expenses.

We intend to apply a portion of the net proceeds for the cost of the convertible note hedge transactions described in “Convertible Note Hedge and Warrant Transactions” and any remaining proceeds, together with the net proceeds from the concurrent Class A common stock offering and sale of warrants described below, towards the repayment of our borrowings under our accounts receivable securitization and for other general corporate purposes which may include, without limitation, acquisitions, strategic investments and initiatives to grow our business. Borrowings under the accounts receivable securitization had an effective interest rate of 3.59% as of August 29, 2008. The facility expires on August 5, 2009. An affiliate of J.P. Morgan Securities Inc. provides a portion of the commitments related to our accounts receivable securitization facility.

We estimate that the cost of the convertible note hedge transactions will be approximately $ million and that the proceeds to be received from the sale of warrants will be approximately $

million. If the option granted to the underwriters to purchase additional notes is exercised, we will use a portion of the net proceeds from the sale of additional notes to increase the size of the convertible note hedge transactions. We will also sell additional warrants, which would result in additional proceeds to us. We expect to use any remaining proceeds, together with the proceeds from the sale of additional warrants, towards the repayment of our borrowings under our accounts receivable securitization and for other general corporate purposes.

Our management will retain broad discretion over the use of proceeds, and we may ultimately use the proceeds for different purposes than what we currently intend. Pending any specific application, the net proceeds from the offering may be invested in short-term marketable securities.

Price range of Class A common stock and dividends

Our Class A common stock is traded on the New York Stock Exchange under the symbol “TSN.” No public trading market currently exists for the Class B common stock. Cash dividends cannot be paid to holders of Class B common stock unless they are simultaneously paid to holders of the Class A common stock. The per share amount of the cash dividend paid to holders of Class B common stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A common stock. The Company has paid uninterrupted quarterly dividends on its common stock each year since 1977 and expects to continue its cash dividend policy. In both fiscal 2007 and 2006, the annual dividend rate for Class A common stock was $0.16 per share and the annual dividend rate for Class B common stock was $0.144 per share.

The following table sets forth, for the periods indicated, the high and low sales prices of our Class A common stock and per share dividends paid for the Class A common stock and the Class B common stock.

	Class A common stock price range		Dividends paid per share
	High	Low	Class A	Class B

Fiscal Year 2008:
First Quarter	$ 18.79	$ 13.50	$0.04	$0.036
Second Quarter	17.44	12.81	0.04	0.036
Third Quarter	19.50	13.10	0.04	0.036
Fourth Quarter, through September 3, 2008	18.40	14.08	(a)	(a)

Fiscal Year 2007:
First Quarter	$ 17.09	$ 14.10	$0.04	$0.036
Second Quarter	19.56	15.67	0.04	0.036
Third Quarter	24.32	19.32	0.04	0.036
Fourth Quarter	24.04	17.79	0.04	0.036

Fiscal Year 2006:
First Quarter	$ 19.50	$ 15.70	$0.04	$0.036
Second Quarter	17.08	12.57	0.04	0.036
Third Quarter	17.33	12.75	0.04	0.036
Fourth Quarter	16.70	13.05	0.04	0.036

(a)	A $0.04 Class A dividend per share and a $0.036 Class B dividend per share are scheduled to be paid on September 15, 2008 to holders of record as of September 1, 2008.

On September 3, 2008, the closing price of our Class A common stock on the New York Stock Exchange was $15.18 per share. There were approximately 34,000 holders of record of our Class A common stock as of September 3, 2008.

Ratio of earnings to fixed charges

The following table sets forth the ratio of earnings to fixed charges for the Company for each year in the five year period ended September 29, 2007, and for the nine months ended June 28, 2008. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest). “Fixed charges” consist of (i) interest on indebtedness, whether expensed or capitalized, but excluding interest to fifty-percent-or-less-owned subsidiaries, (ii) the Company’s proportionate share of interest of fifty-percent-or-less-owned subsidiaries, (iii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense) and (iv) amortization of debt discount and expense.

	Fiscal years
Nine months ended June 28, 2008	2007	2006	2005	2004	2003

1.34	2.48	(a)	2.58	2.44	2.41

(a)	In fiscal 2006, our earnings were deficient to cover our fixed charges by $273 million.

Capitalization

The following table sets forth our cash position and capitalization as of June 28, 2008:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the issuance and sale of $450 million aggregate principal amount of        % convertible senior notes due 2013 in this offering, after deducting the underwriting discounts and commissions and before estimated offering expenses (assuming no exercise of the underwriters’ over-allotment option to purchase additional notes), (ii) the use of a portion of the proceeds from this offering to fund the cost of the convertible note hedge transactions, (iii) the sale of warrants and (iv) the use of the net proceeds from this offering towards the repayment of our borrowings under our accounts receivable securitization as set forth under “Use of proceeds;” and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale of 20,000,000 shares of our Class A common stock in the concurrent Class A common stock offering at an assumed public offering price of $15.18 per share (which was the closing price on September 3, 2008), after deducting the underwriting discounts and commissions and before estimated offering expenses (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares) and (ii) the use of the net proceeds from this offering and the Class A common stock offering towards the repayment of our borrowings under the accounts receivable securitization as set forth under “Use of proceeds.”

This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

	As of June 28, 2008
	(unaudited)
($ in millions, except par value)	Actual	As adjusted	Pro forma as adjusted

Cash and cash equivalents	$ 55	$ 55

Short-term debt:
Accounts receivable securitization	$ 295	$ —	$ —
Lakeside term loan	25	25	25
Other	33	33	33

Total short-term debt	$ 353	$ 68	$ 58

Long-term debt:
Senior notes and notes	$2,400	$2,400	$ 2,400
Accounts receivable securitization	296		—
Other	29	29	29
Convertible notes offered hereby	—	450	450

Total long-term debt	$2,725		$$2,879

Total debt	$3,078		$$2,937

Shareholders’ equity:

Common stock ($0.10 par value):
Class A—authorized 900 million shares; issued 300 million actual and as adjusted; 320 million pro forma as adjusted	$ 30	$ 30	$ 32
Class B—authorized 900 million shares; issued 70 million shares	7	7	7
Capital in excess of par value	1,901
Retained earnings	2,972	2,972	2,972
Accumulated other comprehensive income	99	99	99
Less treasury stock, at cost—15 million shares	(234)	(234)	(234)

Total shareholders’ equity	$4,775	$

Total capitalization	$7,853	$

Concurrent Class A common stock offering

Concurrently with this notes offering, we are offering 20,000,000 shares of our Class A common stock (or a total of 23,000,000 if the underwriters therefor exercise their over-allotment option to purchase additional shares in full) pursuant to a separate prospectus supplement. An entity controlled by Mr. Don Tyson, our director and former Chairman, has indicated that it intends to purchase 3,000,000 shares of Class A common stock in the Class A common stock offering. This notes offering is not contingent upon the Class A common stock offering, and the Class A common stock offering is not contingent upon this notes offering. We expect to raise approximately $             million in aggregate gross proceeds from the two offerings. However, amounts sold in each offering may increase or decrease based on market conditions relating to a particular security. We cannot assure you that we will complete the concurrent Class A common stock offering.

Description of notes

The Company will issue the notes under a base indenture dated as of June 1, 1995, between itself and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank)), as trustee (the “trustee”), as supplemented by a supplemental indenture with respect to the notes. In this section, we refer to the base indenture (the “base indenture”), as supplemented by the supplemental indenture (the “supplemental indenture”), collectively as the “indenture.” The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us as described under “Where You Can Find More Information.”

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “Tyson,” “we,” “our” and “us” refer only to Tyson Foods, Inc. and not to any of its subsidiaries.

General

The notes

•	will be general unsecured, senior obligations of the Company;

•	will initially be limited to an aggregate principal amount of $450 million (or $517.5 million if the underwriters’ over-allotment option is exercised in full);

•	will bear cash interest from September , 2008 at an annual rate of % payable on April 15 and October 15 of each year, beginning on April 15, 2009;

•

will be subject to purchase by us for cash at the option of the holders following a fundamental change (as defined below under “—Fundamental Change Permits Holders to Require Us to Purchase Notes”), at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date;

•	will mature on October 15, 2013 unless earlier converted or repurchased;

•	will be issued in denominations of $1,000 and multiples of $1,000; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-entry, settlement and clearance.”

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted into cash and shares of our Class A common stock, if any, initially at a conversion rate of              shares of Class A common stock per $1,000 principal amount of notes

(equivalent to a conversion price of approximately $         per share of Class A common stock). The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, we will pay cash and shares of Class A common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each trading day in the applicable 25 trading-day observation period as described below under “—Conversion Rights—Payment Upon Conversion.” You will not receive any separate cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt which may be issued by the Company or its subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” and “—Consolidation, Merger and Sale of Assets” below and except for the provisions set forth under “—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon Certain Fundamental Changes,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving the Company or in the event of a decline in the credit rating of the Company as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving the Company that could adversely affect such holders.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount; provided that such additional notes must be part of the same issue as the notes offered hereby for federal income tax purposes. We may also from time to time repurchase notes in open market purchases or negotiated transactions without giving prior notice to holders.

The Company does not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the notes; paying agent and registrar; transfer and exchange

We will pay the principal of and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

We will pay the principal of any certificated notes at the office or agency designated by the Company for that purpose. We have initially designated the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and the Company may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the trustee or the registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. The Company is not required to transfer or exchange any note surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes will bear cash interest at a rate of         % per year until maturity. Interest on the notes will accrue from September        , 2008 or from the most recent date on which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2009.

Interest will be paid to the person in whose name a note is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date or the stated maturity date or any earlier required repurchase date would fall on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or any other day on which banks or trust companies in The City of New York are authorized or required by law to be closed.

References to interest in this prospectus supplement include additional interest, if any, payable upon our election to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with our reporting obligations as described under “—Events of Default.”

Ranking

The notes will be general unsecured obligations of the Company that rank senior in right of payment to all existing and future indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated. The notes will effectively rank junior to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness and any indebtedness of the Company’s subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

As of June 28, 2008, we had approximately $3,078 million of total debt outstanding, on a consolidated basis, $913 million of which was indebtedness of our subsidiaries to which the notes would have ranked structurally junior.

The ability of our subsidiaries to pay dividends and make other payments to us is restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. We may not be able to pay the cash portions of any settlement amount due upon conversion of the notes, or to pay the fundamental change purchase price if a holder requires us to repurchase notes as described below. See “Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to settle conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.”

Conversion rights

General

Prior to the close of business on the business day immediately preceding July 15, 2013, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings “—Conversion Upon Satisfaction of Sale Price Condition,” “—Conversion Upon Satisfaction of Trading Price Condition,” and “—Conversion Upon Specified Corporate Transactions.” On or after July 15, 2013, holders may convert each of their notes at the applicable conversion rate at any time prior to the close of business on the second business day immediately preceding the maturity date. The conversion rate will initially be             shares of Class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $             per share of Class A common stock ). Upon conversion of a note, we will pay cash and deliver shares of our Class A common stock, if any, based on a daily conversion value (as defined below) calculated on a proportionate basis for each trading day of the 25 trading-day observation period (as defined below), all as set forth below under “—Payment Upon Conversion.” The trustee will initially act as the conversion agent.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are a multiple of $1,000 principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, except as described below. Our delivery to you of cash or a combination of cash and the full number of shares of our Class A common stock, if applicable, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy in full our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:

•	for conversions following the record date immediately preceding the maturity date;

•	if we have specified a fundamental change purchase date that is after a record date and on or prior to trading day after the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our Class A common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Holders may surrender their notes for conversion into cash and shares of our Class A common stock, if any, under the following circumstances:

Conversion upon satisfaction of sale price condition

Prior to the close of business on the business day immediately preceding July 15, 2013, a holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after December 27, 2008 if the last reported sale price of the Class A common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day.

The “last reported sale price” of our Class A common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our Class A common stock is traded. If our Class A common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our Class A common stock in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If our Class A common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our Class A common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day on which (i) trading in securities generally occurs on the New York Stock Exchange or, if our Class A common stock is not then listed on the New York Stock Exchange, on the principal other United States national or regional securities exchange on which our Class A common stock is then listed or, if our Class A common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our Class A common stock is then traded, and (ii) a last reported sale price for our Class A common stock is available on such securities exchange or market. If our Class A common stock (or other security for which a closing sale price must be determined) is not so listed or traded, “trading day” means a “business day.”

Conversion upon satisfaction of trading price condition

Prior to the close of business on the business day immediately preceding July 15, 2013, a holder of notes may surrender its notes for conversion during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each trading day of that period was less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that, if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $5 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate. If we do not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price on each day we fail to do so.

The bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our Class A common stock and applicable conversion rate. If the trading price condition has been met, we will so notify the holders. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our Class A common stock and the conversion rate for such date, we will so notify the holders.

Conversion upon specified corporate transactions

Certain distributions

If we elect to:

•

issue to all or substantially all holders of our Class A common stock certain rights entitling them to purchase, for a period expiring within 45 days after the announcement date of such issuance, shares of our Class A common stock at less than the average of the last reported sale prices of a share of our Class A common stock for the 10 consecutive trading-day period ending on the trading day preceding the announcement of such issuance; or

•

distribute to all or substantially all holders of our Class A common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 10% of the last reported sale price of our Class A common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of the notes at least 35 scheduled trading days prior to the ex-dividend date for such issuance. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such issuance or distribution will not take place, even if the notes are not otherwise convertible at such time. The “ex-dividend date” is the first date upon which a sale of the Class A common stock does not automatically transfer the right to receive the relevant dividend from the seller of the Class A common stock to its buyer. Notwithstanding the foregoing, a holder may not convert its notes under the foregoing conversion provisions if the holder will participate in such issuance or distribution, at the same time and upon the same terms as holders of our Class A common stock, as if such holder held, for each $1,000 principal amount of notes, a number of shares of Class A common stock equal to the conversion rate.

Certain corporate events

If a transaction or event that constitutes a “fundamental change” (as defined under “—Fundamental Change Permits Holders to Require us to Purchase Notes”) or a “make-whole fundamental change” (as defined under “—Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change”) occurs, regardless of whether a holder has the right to require us to repurchase the notes as described under “—Fundamental Change Permits Holders to Require us to Purchase Notes,” or if we are a party to a consolidation, merger, binding share exchange, or sale, transfer or lease of all or substantially all of our assets, in each case, pursuant to which our Class A common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 30 scheduled trading days prior to the anticipated effective date of the transaction until 35 trading days after the actual effective date of such transaction or, if such transaction also constitutes a fundamental change, until the related fundamental change purchase date (as defined below). We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 35 scheduled trading days prior to the anticipated effective date of such transaction.

Conversions on or after July 15, 2013

On or after July 15, 2013, a holder may convert any of its notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Conversion procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with the relevant procedures described above is the conversion date under the indenture.

If a holder has already delivered a purchase notice as described under “—Fundamental Change Permits Holders to Require us to Purchase Notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon conversion

Upon conversion of a note, we will pay cash up to the principal amount of the note and, to the extent that the conversion value (calculated as described below) exceeds the principal amount of the note, shares of common stock in respect of the excess, all as described below.

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 25 trading days during the observation period.

“Daily settlement amount,” for each of the 25 trading days during the observation period, shall consist of:

•	cash equal to the lesser of $40 and the daily conversion value; and

•	to the extent the daily conversion value exceeds $40, a number of shares equal to, (A) the difference between the daily conversion value and $40, divided by (B) the daily VWAP for such day.

“Daily conversion value” means, for each of the 25 consecutive trading days during the observation period, one twenty-fifth (1/25th) of the product of (1) the applicable conversion rate and (2) the daily VWAP of our Class A common stock on such day.

“Daily VWAP” means, for each of the 25 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “TSN.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our Class A common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

“Observation period” with respect to any note means

•	prior to July 15, 2013, the 25 consecutive trading-day period beginning on and including the second scheduled trading day after the related conversion date; and

•	on or after July 15, 2013, the 25 consecutive trading days beginning on and including the 27th scheduled trading day immediately preceding October 15, 2013.

For the purposes of determining payment upon conversion only, “trading day” means a day on which (i) there is no market disruption event (as defined below) and (ii) trading in our Class A common stock generally occurs on the New York Stock Exchange or, if our Class A common stock is not then listed on the New York Stock Exchange, on the principal other United States national or regional securities exchange on which our Class A common stock is then listed or, if our Class A common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our Class A common stock is then traded. If our Class A common stock (or other security for which a Daily VWAP must be determined) is not so listed or traded, “trading day” means a “business day.”

“Scheduled trading day” means a day on which trading in our Class A common stock is scheduled to occur on the primary United States national or regional securities exchange or market on which our Class A common stock is listed or admitted for trading. If our Class A common stock is not so listed or admitted for trading, “scheduled trading day” means a business day.

For the purposes of determining payment upon conversion, “market disruption event” means (i) a failure by the primary United States national securities or regional securities exchange or market on which our Class A common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half-hour period in the aggregate on any trading day for our Class A common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our Class A common stock or in any options, contracts or future contracts relating to our Class A common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time.

We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the observation period.

We will deliver cash in lieu of any fractional share of Class A common stock issuable in connection with payment of the settlement amount (based upon the daily VWAP for the final trading day of the applicable observation period).

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the date the requirements set forth in the indenture have been satisfied as to such notes; provided, however, that the person in whose name any shares of our Class A common stock shall be issuable upon such conversion in respect of any trading day during the observation period will become the holder of record of such shares as of the close of business on such trading day.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held the full number of shares underlying their notes.

(1)	If we exclusively issue shares of our Class A common stock as a dividend or distribution on shares of our Class A common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	OS1
OS0

where,

CR0 =

the conversion rate in effect immediately prior to the opening of business on the ex-dividend date of such dividend or distribution, or immediately prior to the opening of business on the effective date of such share split or combination, as applicable;

CR1 =	the conversion rate in effect immediately after the opening of business on such ex-dividend date or effective date;

OS0 =	the number of shares of our Class A common stock outstanding immediately prior to the opening of business on such ex-dividend date or effective date; and

OS1 =	the number of shares of our Class A common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

(2)	If we issue to all or substantially all holders of our Class A common stock any rights or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase shares of our Class A common stock, at a price per share less than the average of the last reported sale prices of our Class A common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration to the conversion rate that would be in effect had the adjustment been made on the basis of delivery of only the number of shares of common stock actually delivered):

CR1 = CR0 x	OS0 + X
OS0 + Y

where,

CR0 =	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such issuance;

CR1 =	the conversion rate in effect immediately after the opening of business on such ex-dividend date;

OS0 =	the number of shares of our Class A common stock outstanding immediately prior to the opening of business on such ex-dividend date;

X =	the total number of shares of our Class A common stock issuable pursuant to such rights or warrants; and

Y =	the number of shares of our Class A common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our Class A common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

(3)	If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our capital stock or other securities, to all or substantially all holders of our Class A common stock, excluding

•	dividends or distributions and rights or warrants described in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	SP0
SP0 - FMV

where,

CR0 =	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such distribution;

CR1 =	the conversion rate in effect immediately after the opening of business on such ex-dividend date;

SP0 =

the average of the last reported sale prices of our Class A common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV =	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our Class A common stock on the ex-dividend date for such distribution.

If the then fair market value of the portion of the shares of capital stock, evidences of indebtedness or other assets or property so distributed applicable to one share of common stock is equal to or greater than the average of the last reported sales prices of our Class A common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution, in lieu of the foregoing adjustment, each holder of a note shall receive on conversion, at the same time and upon the same terms as holders of our Class A common stock, the amount and kind of securities and assets such holder would have received as if such holder owned a number of shares of common stock equal to the conversion rate in effect immediately prior to the record date for the distribution of the securities or assets.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our Class A common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1 = CR0 x	FMV0 + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1 = the conversion rate in effect immediately after the end of the valuation period;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our Class A common stock applicable to one share of our Class A common stock over the first 10 consecutive trading-day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and

MP0 = the average of the last reported sale prices of our Class A common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date for such spin-off and the conversion date in determining the applicable conversion rate.

(4A)	If any regular, quarterly cash dividend or distribution made to all or substantially all holders of our Class A common stock during any quarterly fiscal period exceeds $0.04 (the “initial dividend threshold”), the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such dividend or distribution;

CR 1 = the conversion rate in effect immediately after the opening of business on the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our Class A common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our Class A common stock in excess of the initial dividend threshold.

The initial dividend threshold is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the initial dividend threshold for any adjustment to the conversion rate under this clause (4A) or clause (4B).

(4B)	If we pay any cash dividend or distribution that is not a regular, quarterly cash dividend or distribution to all or substantially all holders of our Class A common stock, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such dividend or distribution;

CR 1 = the conversion rate in effect immediately after the opening of business on the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our Class A common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our Class A common stock.

(5)	If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our Class A common stock, to the extent that the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the last reported sale price of our Class A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 = CR0 x	AC + (SP1 x OS1)
OS0 x SP1

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR1 = the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS 1 = the number of shares of our Class A common stock outstanding immediately after the date such tender or exchange offer expires; and

SP1 = the average of the last reported sale prices of our Class A common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day from, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our Class A common stock or any securities convertible into or exchangeable for shares of our Class A common stock or the right to purchase shares of our Class A common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of a share split or share combination).

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our Class A common stock or rights to purchase shares of our Class A common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including a distribution of cash dividends to holders of our shares of Class A common stock, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain U.S. federal income tax considerations.”

To the extent that we have a rights plan in effect upon conversion of the notes into Class A common stock, you will receive, in addition to any shares of Class A common stock received in connection with such conversion, the rights under the rights plan with respect to such Class A common stock, unless prior to any conversion, the rights have separated from the Class A common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our Class A common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted

•

upon the issuance of any shares of our Class A common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our Class A common stock under any plan;

•

upon the issuance of any shares of our Class A common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our Class A common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the Class A common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustment, regardless of whether the aggregate adjustment is less than 1%, (i) upon any conversion of notes and (ii) on each trading day of any observation period.

Recapitalizations, reclassifications and changes of our Class A common stock

In the case of any recapitalization, reclassification or change of our Class A common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case as a result of which our Class A common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Class A common stock equal to the conversion rate prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. If the transaction causes our Class A common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our Class A common stock that affirmatively make such an election. However, at and after the effective time of the transaction, the amount otherwise payable in cash upon conversion of the notes will continue to be payable in cash, and the daily conversion value will be calculated based on the value of the reference property. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of prices

Whenever any provision of the indenture requires us to calculate last reported prices or daily VWAP over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which such prices are to be calculated.

Adjustment to shares delivered upon conversion upon a make-whole fundamental change

If a “fundamental change” (as defined below and determined after giving effect to any exceptions or exclusions to such definition, but without regard to the proviso in the second clause of the definition thereof, a “make-whole fundamental change”) occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of Class A common stock (the “additional shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such make-whole fundamental change if the notice of conversion of the notes is received by the conversion agent from, and including, the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of an event that would have been a fundamental change but for the proviso in the second clause of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change). Upon surrender of notes or conversion in connection with a make-whole fundamental change, we will have the right to deliver, in lieu of shares of Class A common stock, including the additional shares, cash or a combination of cash and shares of Class A common stock as described under “—Conversion Rights—Payment Upon Conversion.”

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid (or deemed paid) per share of our Class A common stock in the fundamental change. If the holders of our Class A common stock receive only cash in a make-whole fundamental change described in clause (3) of the definition of fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our Class A common stock over the ten trading-day period ending on the trading day preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the amount if any by which the conversion rate per $1,000 principal amount of notes will increase for each stock price and effective date set forth below:

Stock Price
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$	$

September , 2008
October 15, 2009
October 15, 2010
October 15, 2011
October 15, 2012
October 15, 2013

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $ per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $ per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed              per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Fundamental change permits holders to require us to purchase notes

If a “fundamental change” (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the fundamental change purchase date (unless the fundamental change purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such regular record date and the fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased). The fundamental change purchase date will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued if any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries, our and their employee benefit plans and “permitted holders” (as defined below), has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) any permitted holder has, or any permitted holders have, become the direct or indirect beneficial owners of our common equity representing more than 80%, in the aggregate, of the voting power of our common equity;

(3) consummation of any share exchange, consolidation or merger of us or any other transaction or series of transactions pursuant to which our Class A common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(4) our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5) our Class A common stock (or other Class A common stock into which the notes are then convertible) ceases to be listed or quoted on a national securities exchange in the United States, except as a result of a merger to which we are a party or a tender offer or exchange offer for our Class A common stock or other Class A common stock into which the notes are then convertible.

A fundamental change as a result of clause (3) above will not be deemed to have occurred, however, if 100% of the consideration received or to be received by our Class A common stockholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of Class A common stock traded on a national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares (subject to the provisions set forth above under “—Conversion rights—Payment upon conversion”).

A “permitted holder” means any of Don Tyson, the Tyson Limited Partnership, Don Tyson’s siblings, the siblings of Don Tyson’s parents and grandparents, the ancestors and lineal descendants of any of the foregoing, spouses of any of the foregoing and the estates of any of the foregoing.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•

if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the business day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change purchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change purchase price on the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the fundamental change purchase date, then

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

In connection with any purchase offer pursuant to a fundamental change purchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to settle conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The indenture provides that the Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any person (other than a consolidation with or merger with or into a subsidiary) or permit any person to merge with or into the Company unless:

(1)	either

(a) the Company will be the continuing person or

(b) the person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction of the United States of America and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of the Company on all of the debt securities outstanding under the base indenture and the Company shall have delivered to the trustee an opinion of counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for in the indenture relating to such transaction have been complied with; and

(2)	immediately after giving effect to such transaction, no default (as defined in the indenture) shall have occurred and be continuing.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a “fundamental change” (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of default

Each of the following is an event of default under the indenture:

(1)	the Company defaults in the payment of interest on any note when the same becomes due and payable and such default continues for a period of 30 days;

(2)	the Company defaults in the payment of principal of any note when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase or otherwise;

(3)	failure by the Company to comply with its obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right;

(4)	failure by the Company to give a fundamental change notice or notice of a specified corporate transaction as described under “Description of Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions,” in each case when due;

(5)	the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the indenture with respect to the notes and such default or breach continues for a period of 30 consecutive days after written notice to the Company by the trustee or to the Company and the trustee by the “holders” (as defined in the indenture) of 25% or more in aggregate principal amount of the notes;

(6)	default by the Company or any subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $50 million in the aggregate of the Company and/or any subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(7)	a final judgment for the payment of $50 million or more (excluding any amounts covered by insurance) rendered against the Company or any significant subsidiary, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or

(8)	certain events of bankruptcy, insolvency, or reorganization of the Company or any of our significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X.

If an event of default, other than as described in the next sentence, occurs and is continuing, then, and in each and every such case, except for any notes the principal of which shall have already become due and payable, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding under the indenture by notice in writing to the Company (and to the trustee if given by holders), may declare the entire principal amount of all the notes, and the interest accrued on such notes, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an event of default described in clause (8) occurs and is continuing with respect to the Company, then the principal amount of all the notes then outstanding and interest accrued on such notes, if any, shall be and become immediately due and payable, without any notice or other action by any holder or the trustee, to the full extent permitted by applicable law.

The provisions described in the paragraph above, however, are subject to the condition that if, at any time after the principal of the notes shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as provided in the indenture, the Company will pay or will deposit with the trustee a sum sufficient to pay all matured installments of interest upon all the notes and the principal of any and all notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the notes to the date of such payment or deposit) and such amount as shall be sufficient to cover all amounts owing to the trustee and each predecessor trustee, their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the trustee and each predecessor trustee except as a result of negligence or bad faith, and if any and all events of default under the indenture, other than the non-payment of the principal of notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided in the indenture, then and in every such case the holders of a majority in aggregate principal amount of all the notes then outstanding, by written notice to the Company and to the trustee, may waive all defaults with respect to the notes and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment will extend to or shall affect any subsequent default or shall impair any right consequent on such default.

Notwithstanding the foregoing, the indenture will provide that, to the extent we elect, the sole remedy for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act, or (ii) our failure to comply with the substantially similar covenant contained in the indenture, will for the first 180 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes equal to 0.50% of the principal amount of the notes. If we so elect, such additional interest will be payable on all outstanding notes on or before the date on which such event of default first occurs. On the 180th day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 180th day), the notes will be subject to acceleration as provided above. The provisions of the indentures described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of notes and the trustee and paying agent of such election on or before the close of business on the 5th business day after the date on which such event of default otherwise would occur. Upon our failure to timely give such notice or pay additional interest, the notes will be immediately subject to acceleration as provided above.

Subject to such provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of at least a majority in aggregate principal amount of the notes outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders not joining in the giving of such direction; and provided further that the trustee may take any other action it deems proper that is not inconsistent with any directions received from holders of notes pursuant to this paragraph.

The indenture provides that no holder of any notes may institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

(i)	such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

(ii)	the holders of at least 25% in aggregate principal amount of outstanding notes shall have made written request to the trustee to institute proceedings in respect of such event of default in its own name as trustee under the indenture;

(iii)	such holder or holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(iv)	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(v)	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

If any portion of the amount payable on the notes upon acceleration is considered by a court to be unearned interest (through the allocation of a portion of the value of the instrument to the embedded warrant or otherwise), the court could disallow recovery of any such portion.

Modification and amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, future compliance by the Company with any provision of the indenture or the notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). Notwithstanding the foregoing provision, without the consent of each holder of an outstanding note affected by such supplemental indenture, an amendment or waiver, including a waiver in relation to a past default, may not, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment;

(2)	extend the stated maturity of the principal of, or any installment of interest on, such note;

(3)	reduce the principal amount of such note or the rate of interest on such note;

(4)	make any change that adversely affects the conversion rights of any notes;

(5)	reduce the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6)	make any note payable in money other than that stated in the note;

(7)	cause such note to be subordinated in right of payment to any obligation of the Company;

(8)	impair the right to institute enforcement of any such payment on or after the stated maturity of such note; or

(9)	reduce the percentage in principal amount of outstanding notes of such series the consent of whose holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for in the indenture.

The Company and the trustee may amend or supplement the indenture or the notes without notice to or the consent of any holder to, among other things:

(1)	cure any ambiguity, defect or inconsistency in the indenture; provided that such amendments or supplements shall not adversely affect the interests of the holders of the notes in any material respect;

(2)	comply with the provisions of the indenture described under “—Consolidation, Merger and Sale of Assets”;

(3)	add guarantees with respect to the notes;

(4)	secure the notes;

(5)	add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

(6)	make any change that does not materially and adversely affect the rights of any holder;

(7)	comply with any requirements of the Commission in connection with the qualification of the indenture under the Trust Indenture Act; or

(8)	conform the provisions of the indenture to the “Description of Notes” section in this prospectus supplement.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance of such proposed amendment, supplement or waiver. After an amendment, supplement or waiver becomes effective, the Company shall give to the holders affected by such amendment, supplement or waiver a notice briefly describing such amendment, supplement or waiver. The Company will mail supplemental indentures to holders upon request. Any failure of the Company to mail such notice, or any defect in such notice, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Certain inapplicable provisions of the base indenture

The provisions of the base indenture entitled “Negative Pledge” and “Certain Sale and Lease-back Transactions” will not be applicable to the notes.

Discharge

Article 8 of the base indenture will not apply to the notes. Instead, we may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash and (in the case of conversion) shares of Class A common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our Class A common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Reports

The indenture provides that any documents or reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act must be filed by us with the trustee within 15 days after the same are required to be filed with the Securities and Exchange Commission (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act).

Trustee

The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank)) is the trustee, security registrar, paying agent and conversion agent. The Bank of New York Mellon Trust Company, N.A., in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, settlement and clearance

The global notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

•

ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

The global notes and beneficial interests in the global notes will be subject to restrictions on transfer as described under “Transfer restrictions.”

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be eligible or in good standing as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; and

•	an event of default with respect to the notes has occurred and is continuing and such beneficial owner requests that its notes be issued in physical, certificated form.

Convertible note hedge and warrant transactions

In connection with the offering of the notes, we expect to enter into convertible note hedge transactions with counterparties, which are affiliates of the underwriters of the notes. The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, approximately             million shares of our Class A common stock. Concurrently with entering into the convertible note hedge transactions, we also intend to enter into warrant transactions whereby we will sell to the counterparties warrants to purchase, subject to customary anti-dilution adjustments, up to approximately             million shares of our Class A common stock. We intend to use approximately $            million of the net proceeds of this offering to purchase the options that comprise the convertible note hedge transactions and expect to receive approximately $            million from the sale of warrants. If the underwriters exercise their over-allotment option to purchase additional notes, we will use a portion of the net proceeds from the sale of the additional notes to increase the size of the convertible note hedge transactions and we will sell additional warrants.

The convertible note hedge transactions are expected generally to reduce the potential dilution upon conversion of the notes in the event that the market value per share of our Class A common stock, as measured under the terms of the convertible note hedge transactions, on each day of the relevant valuation period is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the notes and is subject, with certain exceptions, to the adjustments applicable to the conversion price of the notes. If, however, the market value per share of our Class A common stock, as measured under the terms of the warrant transactions, during the measurement period at maturity of the warrants exceeds the strike price of the warrants, there would nevertheless be dilution to the extent that such market price exceeds the strike price of the warrants.

We will not be required to make any payments to the counterparties upon the exercise of the options that comprise the convertible note hedge transactions, but will be entitled to receive from them a number of shares of our Class A common stock generally based on the amount by which the market value per share of our Class A common stock, as measured under the terms of the convertible note hedge transactions, exceeds the strike price of the convertible note hedge transactions during the relevant valuation period under the convertible note hedge transactions. Additionally, if the market value per share of our Class A common stock, as measured under the terms of the warrant transactions, during the measurement period at the maturity of the warrants exceeds the strike price of the warrants, we will owe the counterparties a number of shares of our Class A common stock, based on the excess of such market value per share of our Class A common stock over the strike price of the warrants.

The convertible note hedge transactions and the warrant transactions are separate transactions entered into by us with the counterparties, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge or warrant transactions.

For a discussion of the potential impact of any market or other activity by the counterparties and/or their respective affiliates in connection with these convertible note hedge and warrant transactions, see “Underwriting” and “Risk Factors—Risks Relating to the Notes—The convertible note hedge and warrant transactions may affect the value of the notes and our Class A common stock.”

Description of common stock

Set forth below is a summary description of the material terms of our capital stock. The summary does not purport to be complete and such statements are qualified in their entirety by reference to our Restated Certificate of Incorporation, which is incorporated by reference into the registration statement of which this prospectus supplement forms a part as Exhibit 3.1.

We currently have issued and outstanding two classes of capital stock, Class A common stock, par value $0.10 per share, and Class B common stock, par value $0.10 per share. Our Restated Certificate of Incorporation authorizes the issuance of up to 900 million shares of each of Class A common stock and Class B common stock. The holders of Class A common stock are entitled to one (1) vote, and the holders of Class B common stock are entitled to ten (10) votes, for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Except as required by law, holders of Class A common stock and Class B common stock vote together as a single class; provided, however, that holders of Class A common stock and Class B common stock vote separately as a class with respect to the issuance of additional shares of Class B common stock (except in connection with stock splits and stock dividends). Holders of Class A common stock and holders of Class B common stock do not have cumulative voting rights. Holders of Class A common stock and Class B common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company as may be determined by our board of directors out of any funds legally available therefor; provided, however, that no cash dividend may be paid on Class B common stock unless a cash dividend is simultaneously paid on Class A common stock, and the per share amount of the cash dividend paid on Class B common stock cannot exceed 90% of the per share cash dividend simultaneously paid on Class A common stock. In the case of dividends or other distributions payable in common stock, including distributions pursuant to stock splits or divisions, such distributions or divisions will be in the same proportion with respect to each class of stock, but only shares of Class A common stock will be distributed with respect to Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In the case of any combination or reclassification of Class A common stock, the shares of Class B common stock will also be combined or reclassified so that the relationship between the number of shares of Class B common stock and Class A common stock outstanding immediately following such combination or reclassification will be the same as the relationship between Class B common stock and Class A common stock immediately prior to such combination or reclassification.

Upon liquidation of the Company, the holders of Class A common stock and Class B common stock share ratably in the assets, if any, remaining after payment of all debts and liabilities of the Company; provided that a merger or consolidation of the Company with or into any other corporation or a sale or conveyance of all or any part of the assets of the Company (which does not in fact result in the liquidation of the Company and the distribution of assets to our stockholders) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company. Such holders do not have preemptive, conversion or redemption rights, except that each holder of Class B common stock may, at such holder’s option, and upon written notice to the Company, convert each share of Class B common stock into one (1) fully paid and nonassessable share of Class A common stock.

Article Fourth of our Restated Certificate of Incorporation provides that the holders of the outstanding shares of Class B common stock may waive or suspend (i) certain of their rights to convert their shares of Class B common stock into shares of Class A common stock on a share-for-share basis or as provided in such stock certificates and (ii) the Company’s obligation imposed by a covenant contained in such Article to reserve and keep available for issuance shares of Class A common stock sufficient to provide for any such conversion of all outstanding shares of Class B common stock.

Certain U.S. federal income tax considerations

The following is a summary of the anticipated U.S. federal income tax considerations relating to the purchase, ownership and conversion or other disposition of the notes and the ownership and disposition of any Class A common stock received upon a conversion of the notes. This summary addresses only the U.S. federal income tax considerations relevant to holders of the notes that purchase the notes on original issuance at the price indicated on the cover of this prospectus supplement and that hold the notes as capital assets and to holders that own and dispose of any Class A common stock received upon a conversion of the notes.

This description does not address tax considerations applicable to holders that may be subject to certain special U.S. federal income tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	certain former citizens or long-term residents of the United States,

•	persons that received shares as compensation for the performance of services or pursuant to the exercise of options or warrants,

•

persons that will hold shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of “synthetic security” or other integrated transaction for U.S. federal income tax purposes, or

•	U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar.

Holders of the notes who are in any of the above categories should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the notes, and the ownership and disposition of any Class A common stock received upon a conversion of the notes, as the U.S. federal income tax consequences for persons in the above categories relating to the purchase, ownership, and disposition of the notes and to the ownership and disposition of any Class A common stock received upon a conversion of the notes, may be significantly different than as described below. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences, or any U.S. state or local tax consequences, of the purchase, ownership and disposition of the notes, or of the ownership and disposition of any Class A common stock received upon a conversion of the notes.

This summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the purchase, ownership and disposition of the notes and the ownership and disposition of any Class A common stock received upon a conversion of the notes.

Prospective purchasers of the notes should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of purchasing, owning or disposing of the notes and owning and disposing of any Class A common stock received upon a conversion of the notes.

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this summary.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the notes (or of Class A common stock received upon a conversion of the notes) that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States,

•

corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of the notes, or that owns or disposes of any Class A common stock received upon a conversion of the notes.

Interest income

Payments of interest on the notes generally will be taxable to a U.S. Holder as ordinary interest income (in accordance with the U.S. Holder’s regular method of tax accounting) at the time such payments are accrued or received.

Sale or other taxable disposition of the notes

Upon a sale or other taxable disposition of notes, including a conversion of notes solely into cash and a purchase of notes by us at the option of holders upon a fundamental change (collectively,

a “disposition”), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition, other than amounts attributable to accrued but unpaid interest on the notes (which will be treated as a payment of interest), and the U.S. Holder’s tax basis in such notes. A U.S. Holder’s tax basis in a note generally will be equal to the cost of the note to such U.S. Holder. Any such capital gain or loss generally will be long–term capital gain or loss if the U.S. Holder’s holding period for the notes is more than one year at the time of disposition and will be short-term capital gain or loss if the holding period is one year or less. For non–corporate U.S. Holders, long–term capital gains generally will be subject to reduced rates of taxation. The utilization of capital losses is subject to certain limitations.

Conversion of notes into our Class A common stock and cash

Conversion of notes for cash

A conversion of a note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described above under “—Sale or other taxable disposition of the notes.”

Conversion of notes into a combination of our Class A common stock and cash

The U.S. federal income tax treatment of a U.S. Holder’s conversion of the notes into our Class A common stock and cash is uncertain. U.S. Holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion may be treated as a partially taxable exchange or as a recapitalization, as discussed below. It is our intention to treat a conversion of the notes as a partially taxable exchange for U.S. federal income tax purposes.

Possible treatment as part conversion and part redemption.    The conversion of a note into our Class A common stock and cash may be treated for U.S. federal income tax purposes as in part a conversion into stock and in part a payment in redemption of a portion of the notes. In that event, a U.S. Holder would not recognize any income, gain or loss with respect to the portion of the notes considered to be converted into stock, except with respect to any cash received in lieu of a fractional share of stock or any Class A common stock attributable to accrued interest (which will be treated in the manner described below). A U.S. Holder’s tax basis in the stock received upon conversion generally would be equal to the portion of its tax basis in a note allocable to the portion of the note deemed converted (excluding the portion of the tax basis that is allocable to any fractional share). A U.S. Holder’s holding period for such Class A common stock generally would include the period during which the U.S. Holder held the note.

With respect to the part of the conversion that would be treated under this characterization as a payment in redemption of the remaining portion of the note, a U.S. Holder generally would recognize gain or loss equal to the difference between the amount of cash received (other than amounts attributable to accrued interest) and the U.S. Holder’s tax basis allocable to such portion of the note. Gain or loss recognized will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gains are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Although the law on this point is not entirely clear, a holder may allocate its tax basis in a note between the portion of the note that is deemed to have been converted and the portion of the note that is deemed to have been redeemed based on the relative fair market value of common stock and the amount of cash received upon conversion. In light of the uncertainty in the law, holders are urged to consult their own tax advisors regarding such basis allocation.

Possible treatment as a recapitalization.    Although it is not the intention of the Company to treat it as such, the conversion of a note into Class A common stock and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder would be required to recognize gain on the conversion but would not be allowed to recognize any loss. Accordingly, such tax treatment may be less favorable to a U.S. Holder than if the conversion were treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a U.S. Holder generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of

(A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of Class A common stock received (treating fractional shares as received for this purpose) in the exchange (other than any cash or Class A common stock attributable to accrued interest) over

(B) the U.S. Holder’s tax basis in the notes, and

(ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares or cash attributable to accrued interest, which will be treated in the manner described below). The U.S. Holder would have an aggregate tax basis in the Class A common stock received in the conversion equal to the aggregate tax basis of the notes converted (excluding the portion of the tax basis that is allocable to any fractional share), decreased by the aggregate amount of cash (other than cash in lieu of fractional shares and cash attributable to accrued interest) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares). The holding period for such Class A common stock received by the U.S. Holder would include the period during which the U.S. Holder held the notes except that the holding period of any Class A common stock received with respect to accrued interest will commence on the day after the date of receipt. Gain recognized will be long-term capital gain if the U.S. Holder has held the notes for more than one year. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation.

Treatment of cash in lieu of a fractional share.    If a U.S. Holder receives cash in lieu of a fractional share of Class A common stock, such U.S. Holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, a U.S. Holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. Holder’s tax basis in the notes that is allocated to the fractional share.

Treatment of amounts attributable to accrued interest.    Any cash and the value of any Class A common stock received that is attributable to accrued interest on the notes not yet included in income would be taxed as ordinary interest income. The basis in any shares of Class A common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period for any shares of Class A common stock attributable to accrued interest would begin the day after the date of receipt.

U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the exchange of notes into a combination of cash and Class A common stock.

Constructive dividends

The conversion rate of the notes will be adjusted in certain circumstances. See “Description of Notes—Conversion Rights – Conversion Rate Adjustments” and “Description of Notes—Conversion Rights – Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change.” Under section 305(c) of the Code, adjustments (or the absence of adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution. Accordingly, if at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti–dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of the notes. For example, an increase in the conversion rate in the event of our distribution of our debt instruments or our assets generally will result in deemed dividend treatment to U.S. Holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our Class A common stock generally will not. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of our stock, however, will generally not be considered to result in a deemed distribution. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the rules described in the following paragraph. However, it is unclear whether such deemed distribution would be eligible for the reduced tax rate applicable to certain dividends paid to non-corporate holders or for the dividends-received deduction applicable to certain dividends paid to corporate holders. Holders are urged to consult their tax advisors concerning the tax treatment of such constructive dividends.

Dividends on common stock

If we make distributions with respect to our Class A common stock received upon conversion of a note, the distributions generally will be treated as dividends to a U.S. Holder of our Class A common stock to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the tax year in which the distribution occurs. To the extent the distributions exceed our current and accumulated earnings and profits, the excess will be treated first as a tax–free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class A common stock, and thereafter as gain from the sale or exchange of that stock. Eligible dividends received by a non–corporate U.S. Holder in tax years beginning on or before December 31, 2010, will be subject to tax at the special reduced rate generally applicable to long–term capital gain. A U.S. Holder generally will be eligible for this reduced rate only if the U.S. Holder has held our Class A common stock for more than 60 days during the 121–day period beginning 60 days before the ex–dividend date. Corporate U.S. Holders generally will be entitled to claim the dividends received deduction with respect to dividends paid on our Class A common stock, subject to applicable restrictions.

Sale or other taxable disposition of common stock

Upon the sale or other taxable disposition of our Class A common stock received upon conversion of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received upon the sale or other disposition and (ii) the U.S. Holder’s adjusted tax basis in our Class A common stock. That capital gain or loss will be long–term if the U.S. Holder’s holding period in respect of such

Class A common stock is more than one year. For non–corporate U.S. Holders, long term capital gain is generally eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations.

Non–U.S. Holders

A “non-U.S. Holder” means a beneficial owner of the notes (or of Class A common stock received upon a conversion of the notes) that is neither a U.S. Holder nor a partnership.

Notes

All payments of stated interest and principal on the notes made to a Non–U.S. Holder, including a payment in our Class A common stock pursuant to a conversion, will be exempt from U.S. federal income and withholding tax, provided that: (i) such Non–U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) such Non–U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iii) such Non–U.S. Holder is not a bank receiving certain types of interest, (iv) the beneficial owner of the notes certifies, under penalties of perjury, to us or our paying agent on Internal Revenue Service Form W–8BEN (or appropriate substitute form) that it is not a U.S. person and provides its name, address and certain other required information or certain other certification requirements are satisfied, and (v) such payments and gain are not effectively connected with such Non–U.S. Holder’s conduct of a trade or business in the U.S.

If a Non–U.S. Holder cannot satisfy the requirements described above, payments of interest (including amounts received upon conversion treated as interest) will be subject to the 30% U.S. federal withholding tax, unless such Non–U.S. Holder provides us with a properly executed (i) Internal Revenue Service Form W–8BEN (or appropriate substitute form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) Internal Revenue Service Form W–8ECI (or appropriate substitute form) stating that interest paid or accrued on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the U.S.

If a Non–U.S. Holder of a note were deemed to have received a constructive dividend (see “U.S. Holders—Constructive dividends” above), the Non–U.S. Holder generally would be subject to U.S. withholding tax at a 30% rate on the amount of such dividend, subject to reduction (i) by an applicable treaty if the Non–U.S. Holder provides an Internal Revenue Service Form W–8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt by us or our paying agent of an Internal Revenue Service Form W–8ECI (or appropriate substitute form) from a Non–U.S. Holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a U.S. trade or business. In the case of any constructive dividend, it is possible that U.S. federal withholding tax attributable to the constructive dividend would be withheld from interest, shares of Class A common stock or sales proceeds subsequently paid or credited to the Non–U.S. Holder.

Common stock

Dividends paid to a Non–U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate, subject to reduction (i) by an applicable treaty if the Non–U.S. Holder provides an Internal Revenue Service Form W–8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt by us or our paying agent of an Internal Revenue Service Form W–8ECI (or appropriate substitute form) from a Non–U.S. Holder claiming that the payments are effectively connected with the conduct of a U.S. trade or business.

Sale, exchange, redemption, conversion or other disposition of notes or common stock

A Non–U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption, conversion or other disposition of notes or of the Class A common stock received upon a conversion of notes unless (i) the gain is effectively connected with the conduct of a U.S. trade or business of the Non–U.S. Holder, (ii) in the case of a Non–U.S. Holder who is a nonresident alien individual, the individual is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we will have been a U.S. real property holding corporation at any time within the shorter of the five–year period preceding such sale or exchange and the Non–U.S. Holder’s holding period in the Class A common stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Income effectively connected with a U.S. trade or business

If a Non–U.S. Holder of notes or our Class A common stock is engaged in a trade or business in the U.S., and if interest on the notes, deemed distributions on the notes or our Class A common stock, dividends on our Class A common stock, gain realized on the sale, exchange, conversion, or other disposition of the notes or gain realized on the sale or exchange of our Class A common stock is effectively connected with the conduct of such trade or business, the Non–U.S. Holder, although exempt from the withholding tax in the manner discussed in the preceding paragraphs, generally will be required to file a U.S. federal income tax return and will be subject to regular U.S. federal income tax on such income or gain in the same manner as if it were a U.S. Holder. In addition, if such a Non–U.S. Holder is a foreign corporation, such Non–U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

Payments of interest or dividends made by us on, or the proceeds from the sale or other disposition of, the notes or shares of Class A common stock generally will be subject to information reporting. Such payments or proceeds will be subject to U.S. federal backup withholding at the rate then in effect if the recipient of such payment fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s U.S. federal income tax, provided that the required information is furnished timely to the Internal Revenue Service.

Underwriting

We intend to offer the notes through the underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal amount of the notes

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$450,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and discounts

The underwriters have advised us that they propose to initially offer the notes at a price of 100% of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any, and to dealers at that price less a concession not in excess of     % of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per note	Without option	With option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated to be $             and are payable by us. The underwriters have agreed to reimburse certain of our offering expenses.

Over-allotment option

We have granted an option to the underwriters to purchase up to an additional $67,500,000 principal amount of the notes at a price of 100% of the principal amount of the notes at the public offering price less the underwriting discount, plus accrued interest from the original issue date of the notes. The underwriters may exercise this option within the 13-day period beginning on the date the notes are issued solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional notes proportionate to that underwriter’s initial amount reflected in the above table.

New issue of notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

No sales of similar securities

We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Notwithstanding the foregoing, the lockup provision shall not prohibit our officers and directors from effecting (1) any acquisition of shares of common stock, restricted or otherwise, stock options, stock units and performance shares from us pursuant to any of our existing employee benefit plans or director compensation plans, (2) any acquisition of shares of common stock issued by us to our officers and directors upon the exercise of stock options outstanding on the date of this prospectus supplement or the vesting or conversion of restricted stock, stock units and performance shares outstanding on the date of this prospectus supplement (and any corresponding sales of common stock the proceeds of which will be used to cover the tax liability resulting from any such vesting) under our existing employee benefit plans or director compensation plans, and (3) subject to the conditions in clauses (i), (ii) and (iii) below, a transfer of shares of common stock or options to purchase shares of common stock without the prior written consent of the representatives, provided that, in the case of this clause (3), (A) each representative receives a signed lockup agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, (B) such transfers are not required to be reported in any public report or filing with the SEC, or otherwise and (C) such officer or director does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)	as a bona fide gift or gifts; or

(ii)	to any trust, partnership or limited liability company the beneficiaries of which are such officer or director or a member of the immediate family of such officer or director, including grandchildren; or

(iii)	which occurs by operation of law, such as the rules of intestate succession.

Price stabilization and short positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes.

If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the notes to stabilize the price or to reduce a short position could cause the price of the notes to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or the shares of Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic offer, sale and distribution of securities

In connection with the offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The underwriters intend to allocate a limited number of notes for sale to their online brokerage customers. An electronic prospectus supplement and accompanying prospectus is available on the Internet web sites maintained by the underwriters. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriters’ web sites is not part of this prospectus supplement or the accompanying prospectus.

Convertible note hedge and warrant transactions

In connection with this offering, we intend to enter into convertible note hedge transactions with counterparties, which are affiliates of the underwriters of the notes. These transactions are expected to reduce the potential dilution upon conversion of the notes. We also intend to enter into warrant transactions with the counterparties. The warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our Class A common stock exceeds the strike price of the warrants. We estimate that the cost of the convertible note hedge transactions will be approximately $             million and that the proceeds to be received from the sale of warrants will be approximately $             million. If the underwriters exercise their over-allotment option, we will use a portion of the net proceeds from the sale of the additional notes to increase the size of the convertible note hedge transactions and we will sell additional warrants.

In connection with establishing their initial hedge of these transactions, the counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to our Class A common stock. These activities could have the effect of increasing, or preventing a decline in, the price of our Class A common stock concurrently with or following the pricing of the notes.

In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Class A common stock or by selling or purchasing our Class A common stock in secondary market transactions following the pricing of the notes and are likely to do so during any observation period related to the conversion of the notes, which could adversely affect the price of our Class A common stock and of the notes, could have the effect of increasing or preventing a decline in the price of our Class A common stock and could, under certain circumstances, affect your ability to convert the notes.

Other relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of certain of the underwriters are lenders under our Five-Year Revolving Credit Agreement, dated September 28, 2005 and our Three-Year Term Loan Agreement, dated September 28, 2005. An affiliate of J.P. Morgan Securities Inc. serves as the administrative agent under our Amended and Restated Receivables Transfer Agreement, dated August 16, 2002. An affiliate of J.P. Morgan Securities Inc. provides a portion of the commitments related to our accounts receivable securitization facility.

FINRA regulations

Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the Financial Industry Regulatory Authority participating in the offering, the offering will be conducted in accordance with FINRA Conduct Rule 2710(h). This rule requires that the yield of a debt issue be no lower than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement, prospectus supplement and prospectus and performed its usual standard of due diligence with respect to that registration statement, prospectus supplement and prospectus.                      has agreed to act as qualified independent underwriter for the offering. The yield of the notes will be no lower than that recommended by                      .

Selling restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

New York Stock Exchange listing

Our shares of Class A common stock are listed on the New York Stock Exchange under the trading symbol “TSN.”

Transfer agent

The transfer agent and registrar for our Class A common stock is Computershare.

Legal matters

The validity of the notes offered hereby and certain other legal matters will be passed upon for us by Sidley Austin LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Prospectus

Tyson Foods, Inc.

Convertible Senior Notes

Class A Common Stock

We will provide specific terms of any offering of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, carefully before you invest. Our Class A Common Stock is listed on the New York Stock Exchange and trades under the symbol “TSN.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

You should carefully consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, before you invest in any of our securities.

The date of this prospectus is September 4, 2008.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Class A Common Stock is listed and traded on the New York Stock Exchange, or “NYSE.” You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including certain SEC filings, is also available at our Internet site at http://ir.tysonfoodsinc.com. However, the information on our Internet site is not a part of this prospectus or any accompanying prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated or deemed to be incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended September 29, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended December 29, 2007, March 29, 2008 and June 28, 2008;

•

Current Reports on Form 8-K filed on October 4, 2007, October 12, 2007, January 18, 2008, January 28, 2008 (except information furnished under Items 2.02 and 9.01), May 13, 2008, June 11, 2008, August 11, 2008 and September 4, 2008; and

•

The description of our Class A Common Stock contained in the Company’s Registration Statement on Form 8-A filed with the SEC on October 14, 1997, including any amendment or report filed for the purpose of updating such description.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Investor Relations Department

Tyson Foods, Inc.

P.O. Box 2020

Springdale, AR 72765-2020

(479) 290-5410

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FORWARD-LOOKING STATEMENTS

This prospectus, any related prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein and therein may contain forward-looking statements with respect to our current views and estimates of future economic circumstances, industry conditions in domestic and international markets, our performance and financial results, including, without limitation, debt-levels, return on invested capital, value-added product growth, capital expenditures, tax rates, access to foreign markets and dividend policy. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company’s actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that may cause actual results and experiences to differ from the anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, the supply and pricing of competing products and alternative proteins and the demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock owned by the Company, the availability of livestock for purchase by the Company, consumer perception of certain protein products or the Company’s ability to access certain domestic and foreign markets; (vii) changes in the availability and relative costs of labor and contract growers and the ability of the Company to maintain good relationships with employees, labor unions, contract growers and independent producers providing livestock to the Company; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and the Company’s ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or the loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) the ability of the Company to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. “Risk Factors” included in the Company’s Annual Report filed on Form 10-K for the year ended September 29, 2007.

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LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities and certain other matters will be passed upon for us by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements and schedule of the Company appearing in the Company’s Current Report on Form 8-K filed on September 4, 2008, and the effectiveness of the Company’s internal control over financial reporting as of September 29, 2007, appearing in the Company’s Annual Report on Form 10-K for the year ended September 29, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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$450,000,000

    % Convertible Senior Notes due 2013

Prospectus Supplement

Joint Book-Running Managers

J.P. Morgan	Merrill Lynch & Co.

September    , 2008